Exhibit 99.4

GigaMedia Limited

and its subsidiaries

Registration Number: 199905474H

Annual Report

Year ended 31 December 2013

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2013

Directors’ report

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2013.

Directors

The directors in office at the date of this report are as follows:

Chen, Dirk Chi-Ching
Chien, Mo-Na
Hong, Chin Fock (Damian)	(Appointed on 31 October 2013)
Huang, John Ping Chang
Huang, Billy Bing-Yuan
Hwang, Collin
Liu, Nick Chia-En
Tung, Casey Kuo Chong
Wong, King Wai Alfred	(Appointed on 28 October 2013)

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the Act), the particulars of interests of directs who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

	Holdings at beginning of the financial	Holdings at
Name of director and corporation	year/date of	end of the
in which interests are held	appointment	financial year
Hwang, Collin
GigaMedia Limited
- ordinary shares
- interests held	961,200	961,200
- option to subscribe for ordinary shares	1,000,000	1,000,000
Chien, Mo-Na GigaMedia Limited - option to subscribe for ordinary shares	20,000	20,000

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2013

Name of director and corporation in which interests are held	Holdings at beginning of the financial year/date of appointment	Holdings at end of the financial year
Huang, John Ping Chan
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000
Huang, Billy Bing-Yuan
GigaMedia Limited
- option to subscribe for ordinary shares	—	20,000
Liu, Nick Chia-En
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000
Tung, Casey Kuo Chong
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year, or date of appointment, if later, or at the end of the financial year.

Except as disclosed under the “Share Options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Except for salaries, bonuses and fees and those benefits that are disclosed in this report and in note 29 to the financial statements, since the end of the last financial year, no director has received or become entitled to receive, a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

Share options

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2013

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of the Company were reserved for issuance. Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2008 ESPP.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2013

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of the Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2010 ESPP.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2013

Summarised below are the general terms of its share-based compensation plans as of 31 December 2013.

Share-based compensation plan	Granted awards		Vesting schedule	Options’ exercise price US$
2002 plan	3,000,000		Immediately upon granting	$0.79
2004 plan	7,703,185	*	Immediately upon granting to four years	$0.79 ~ $2.55
2006 plan	1,217,333	**	Immediately upon granting to four years	$0.81 ~ $16.60
2007 plan	3,205,217	***	Immediately upon granting to four years	$1.20 ~ $18.17
2008 plan	1,000,000		Immediately upon granting to six years	$2.47 ~ $4.24
2009 plan	2,500,000	****	Immediately upon granting to four years	$0.96 ~ $2.47
2010 plan	2,200,000	*****	Three years	$0.81 ~ $1.14

*	The granted awards, net of forfeited or cancelled shares, were within reserved shares of seven million common shares.
**	The granted awards, net of forfeited or cancelled shares, were within reserved shares of one million common shares.
***	The granted awards, net of forfeited or cancelled shares, were within reserved shares of two million common shares.
****	The granted awards, net of forfeited or cancelled shares, were within reserved shares of one and a half million common shares.
*****	The granted awards, net of forfeited or cancelled shares, were within reserved shares of one million common shares.

All options are expected to be settled by issuing new shares.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2013

Auditors

At the Annual General Meeting held on 7 June 2013, KPMG LLP was appointed as auditors of the Company. KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

CHIEN, MO-NA
Director

HWANG, COLLIN
Director

30 April 2014

GigaMedia Limited and its subsidiaries

Statement by Directors

Year ended 31 December 2013

Statement by Directors

In our opinion:

(a)	the financial statements set out on pages FS1 to FS72 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2013 and the results, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

CHIEN, MO-NA
Director

HWANG, COLLIN
Director

30 April 2014

KPMG LLP
16 Raffles Quay #22-00	Telephone	+65 6213 3388
Hong Leong Building	Fax	+65 6225 0984
Singapore 048581	Internet	www.kpmg.com.sg

Independent auditors’ report

Members of the Company

GigaMedia Limited

Report on the financial statements

We have audited the accompanying financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the statements of financial position of the Group and the Company as at 31 December 2013, the statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows of the Group for the year then ended, and a summary of significant accounting policies and other explanatory information, as set out on pages FS1 to FS72.

Management’s responsibility for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) and Singapore Financial Reporting Standards, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

GigaMedia Limited and its subsidiaries

Independent auditors’ report

Year ended 31 December 2013

Other matters

The financial statements of GigaMedia Limited and its subsidiaries for the year ended 31 December 2012 were audited by another auditor who expressed an unqualified opinion on those statements on 30 April 2013.

Opinion

In our opinion, the consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2013 and the results, changes in equity and cash flows of the Group for the financial year ended on that date.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

30 April 2014

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Statements of financial position

As at 31 December 2013

		Group		Company
	Note	31/12/2013	31/12/2012	31/12/2013	31/12/2012
		US$’000	US$’000	US$’000	US$’000
			Restated*
Assets
Property, plant and equipment	4	1,863	2,144	—	—
Intangible assets and goodwill	5	1,461	32,609	—	—
Subsidiaries	6	—	—	88,487	118,514
Associates	7	5,822	5,223	—	—
Available-for-sale financial assets	8	6,048	4,647	—	—
Other assets (non-current)	9	4,982	9,038	—	—
Deferred tax assets	10	56	949	—	—

Non-current assets		20,232	54,610	88,487	118,514

Trade and other receivables	11	2,238	2,891	2,671	3,129
Available-for-sale financial assets	8	21,460	17,773	—	—
Other assets (current)	12	832	3,150	—	—
Cash and cash equivalents	13	58,801	62,731	62	2

Current assets		83,331	86,545	2,733	3,131

Total assets		103,563	141,155	91,220	121,645

Equity
Share capital	14	209,645	209,643	209,645	209,643
Reserves	15	13,839	9,152	1,819	4,623
Accumulated losses		(134,850)	(99,803)	(120,435)	(93,044)

Equity attributable to owners of the Company		88,634	118,992	91,029	121,222
Non-controlling interests		(147)	(338)	—	—

Total equity		88,487	118,654	91,029	121,222

*	See Note 2.5

The accompanying notes form an integral part of these financial statements.

FS1

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Statements of financial position (cont’d)

As at 31 December 2013

		Group		Company
	Note	31/12/2013	31/12/2012	31/12/2013	31/12/2012
		US$’000	US$’000	US$’000	US$’000
			Restated*
Liabilities
Employee benefits	16	170	281	—	—
Deferred tax liabilities	10	2,043	561
Other liabilities		11	12	—	—

Non-current liabilities		2,224	854	—	—

Trade and other payables	17	4,175	6,739	191	423
Loans and borrowings	18	4,361	7,748	—	—
Other current liabilities	19	2,756	3,572	—	—
Current tax liabilities		1,560	3,588	—	—

Current liabilities		12,852	21,647	191	423

Total liabilities		15,076	22,501	191	423

Total equity and liabilities		103,563	141,155	91,220	121,645

*	See Note 2.5

The accompanying notes form an integral part of these financial statements.

FS2

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Consolidated statement of profit or loss

Year ended 31 December 2013

	Note	2013 US$’000	2012 US$’000
			Restated*
Continuing operations
Revenue	20	15,032	27,470
Cost of revenue		(7,584)	(11,388)

Gross profit		7,448	16,082
Other income	21	1,095	412

Product development and engineering expenses		(1,698)	(1,471)
Selling and marketing expenses		(4,815)	(8,377)
General and administrative expenses		(6,340)	(13,380)
Other operating expenses	22	(33,098)	(14,362)

Results from operating activities		(37,408)	(21,096)
Finance income		1,977	5,948
Finance expenses		(81)	(2,639)

Net finance income	23	1,896	3,309
Share of profit of associates, net of tax	7	526	234

Loss before tax		(34,986)	(17,553)
Tax expense	24	(61)	(671)

Loss from continuing operations		(35,047)	(18,224)

Discontinued operations
Loss from discontinued operations	25	(318)	(41)

Loss for the year	26	(35,365)	(18,265)

Loss attributable to:
Owners of the Company
- Continuing operations		(34,766)	(17,397)
- Discontinued operations		(318)	(41)
Non-controlling interests		(35,084)	(17,438)
- Continuing operations		(281)	(827)

		(35,365)	(18,265)

Loss per share
Basic and diluted loss per share (cents)	27	(0.69)	(0.34)

Loss per share—continuing operations
Basic and diluted loss per share (cents)	27	(0.68)	(0.34)

*	See Note 2.5

The accompanying notes form an integral part of these financial statements.

FS3

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Consolidated statement of comprehensive income

Year ended 31 December 2013

	2013	2012
	US$’000	US$’000
		Restated*
Loss for the year	(35,365)	(18,265)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan remeasurements	37	(297)
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets	4,420	(23,265)
Foreign currency translation differences—foreign operations	42	1,936

	4,462	(21,329)

Other comprehensive income for the year, net of tax	4,499	(21,626)

Total comprehensive income for the year	(30,866)	(39,891)

Total comprehensive income attributable to:
Owners of the Company	(30,579)	(39,064)
Non-controlling interests	(287)	(827)

Total comprehensive income for the year	(30,866)	(39,891)

*	See Note 2.5

The accompanying notes form an integral part of these financial statements.

FS4

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Consolidated statement of changes in equity

Year ended 31 December 2013

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At 1 January 2013		209,643	12,557	3,022	(99,803)	15,256	(21,683)	118,992	(338)	118,654
Total comprehensive income for the year
Loss for the year		—	—	—	(35,084)	—	—	(35,084)	(281)	(35,365)
Other comprehensive income
Foreign currency translation		—	—	—	—	—	48	48	(6)	42
Defined benefit plan remeasurements		—	—	—	37	—	—	37	—	37
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	4,420	—	4,420	—	4,420

Total other comprehensive income		—	—	—	37	4,420	48	4,505	(6)	4,499
Total comprehensive income for the year		—	—	—	(35,047)	4,420	48	(30,579)	(287)	(30,866)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Issuance of ordinary shares		2	—	—	—	—	—	2	—	2
Share-based payment transactions		—	219	—	—	—	—	219	—	219

Total contributions by and distributions to owners		2	219	—	—	—	—	221	—	221

Changes in ownership interest in subsidiary
Acquisition of subsidiary with non-controlling interests	32	—	—	—	—	—	—	—	478	478

Total changes in ownership interest in subsidiary		—	—	—	—	—	—	—	478	478

Total transactions with owners		2	219	—	—	—	—	221	478	699

At 31 December 2013		209,645	12,776	3,022	(134,850)	19,676	(21,635)	88,634	(147)	88,487

The accompanying notes form an integral part of these financial statements.

FS5

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Consolidated statement of changes in equity

Year ended 31 December 2013

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At 1 January 2012, as previously stated		209,643	12,378	3,022	(82,294)	38,521	(23,402)	157,868	(2,996)	154,872
Impact of change in accounting policy	2.5	—	—	—	226	—	—	226	—	226

At 1 January 2012, as restated		209,643	12,378	3,022	(82,068)	38,521	(23,402)	158,094	(2,996)	155,098
Total comprehensive income for the year
Loss for the year		—	—	—	(17,438)	—	—	(17,438)	(827)	(18,265)
Other comprehensive income
Foreign currency translation		—	—	—	—	—	1,936	1,936	—	1,936
Defined benefit plan remeasurements		—	—	—	(297)	—	—	(297)	—	(297)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	(23,265)	—	(23,265)	—	(23,265)

Total other comprehensive income		—	—	—	(297)	(23,265)	1,936	(21,626)	—	(21,626)
Total comprehensive income for the year		—	—	—	(17,735)	(23,265)	1,936	(39,064)	(827)	(39,891)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions		—	179	—	—	—	—	179	—	179
Waiver of cumulative dividend to non-controlling interests		—	—	—	—	—	—	—	469	469

Total contributions by and distributions to owners		—	179	—	—	—	—	179	469	648

Changes in ownership interest in subsidiary
Deconsolidation of IAHGames	6	—	—	—	—	—	(217)	(217)	3,016	2,799

Total changes in ownership interest in subsidiary		—	—	—	—	—	(217)	(217)	3,016	2,799

Total transactions with owners		—	179	—	—	—	(217)	(38)	3,485	3,447

At 31 December 2012		209,643	12,557	3,022	(99,803)	15,256	(21,683)	118,992	(338)	118,654

The accompanying notes form an integral part of these financial statements.

FS6

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Consolidated statement of cash flows

Year ended 31 December 2013

	Note	2013	2012
		US$’000	US$’000
Cash flows from operating activities
Loss before tax
- continuing operations		(34,986)	(17,553)
- discontinued operations		(318)	(41)
Adjustments for:
Allowance for doubtful receivables		37	169
Amortisation—intangible assets	5	1,904	2,192
Depreciation	4	411	1,226
Gain on sale of associate (continued operations)	21	(1,000)	—
Gain on sale of associate (discontinued operations)	25	—	(2,480)
Gain on sale of available-for-sale financial assets	23	(1,739)	(5,665)
Impairment loss on property, plant and equipment	4	—	217
Impairment loss on prepaid licensing fees	9	2,752	702
Impairment loss on intangible assets	5	30,305	12,504
Loss on disposal of property, plant and equipment		4	208
Interest expense	23	49	247
Interest income	23	(238)	(283)
Impairment loss on available-for-sale financial assets (non-current)	8	—	1,193
Net gain on deconsolidation of IAHGames and Spring Asia	21	—	(211)
Share-based compensation		219	179
Share of profit of associates	7	(526)	(234)
Unrealised exchange loss/(gain) on available-for-sale financial assets (non-current)		77	(1,206)

Operating loss before working capital changes		(3,049)	(8,836)
Trade and other receivables		595	5,002
Other assets		961	(1,452)
Trade and other payables		(2,218)	(1,357)
Other liabilities		(976)	(884)
Employee benefits		(111)	336

Cash used in operating activities		(4,798)	(7,191)
Tax refunded/(paid)		285	(121)

Net cash used in operating activities		(4,513)	(7,312)

The accompanying notes form an integral part of these financial statements.

FS7

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Consolidated statement of cash flows (cont’d)

Year ended 31 December 2013

	Note	2013	2012
		US$’000	US$’000
Cash flows from investing activities
Acquisition of business, net of cash acquired	32	73	—
Decrease in restricted cash		—	3,000
Interest received		261	284
Net cash inflow/(outflow) from disposal of IAHGames and Spring Asia	6(a)	2,258	(558)
Proceeds from disposal of associate (continued operations)	7(b)	1,000	—
Proceeds from disposal of associate (discontinued operations)		—	985
Proceeds from disposal of available-for-sale financial assets		3,419	8,610
Proceeds from disposal of property, plant and equipment		35	76
Purchase of available-for-sale financial assets		(2,460)	—
Purchase of property, plant and equipment	4	(225)	(429)
Purchase of intangible assets	5	(1,229)	(1,679)
Refundable deposit		83	1,112

Net cash from investing activities		3,215	11,401

Cash flows from financing activities
Repayment of short-term borrowings		(3,146)	(4,348)
Cash received from the exercise of stock option		2	—
Interest paid		(53)	(295)

Net cash used in financing activities		(3,197)	(4,643)

Net decrease in cash and cash equivalents		(4,495)	(554)
Cash and cash equivalents at 1 January		62,731	63,997
Effect of exchange rate changes on balances held in foreign currencies		565	(712)

Cash and cash equivalents at 31 December		58,801	62,731

The accompanying notes form an integral part of these financial statements.

FS8

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Notes to the financial statements

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on 30 April 2014.

1	Domicile and activities

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore. The address of its registered office is at 80 Robinson Road, #02-00, Singapore 068898. Its principal place of business is at 8th Floor, No.22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The financial statements of the Group as at and for the year ended 31 December 2013 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in associates.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are providing online entertainment software and services and investment holding.

2	Basis of preparation

2.1	Statement of compliance

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (FRS).

2.2	Basis of measurement

The financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

2.3	Functional and presentation currency

The Company’s functional currency is New Taiwan dollars. Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates. The financial statements are presented in United States dollars (“US$”) which is the Company’s presentation currency as the Company is listed on the NASDAQ Stock Market at United States. All financial information presented in United States dollars have been rounded to the nearest thousand, unless otherwise stated.

2.4	Use of estimates and judgements

The preparation of financial statements in conformity with FRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

FS9

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that thave the most significant effect on the amounts recognised in the financial statements is included in the following note:

Note 3.4(iii)	-	Capitalisation of software development costs as intangible assets
Note 3.12	-	Revenue recognition of Asian online game and services revenues and cloud product and service revenues

Information about assumption and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 4	-	Measurement of recoverable amounts of property, plant and equipment
Note 5	-	Measurement of recoverable amounts of intangible assets
Note 6	-	Measurement of recoverable amounts of subsidiaries
Note 7	-	Measurement of recoverable amounts of associates
Note 8	-	Measurement of fair values of available-for-sale financial assets
Note 9	-	Assessment of impairment loss on prepaid licensing and royalty fees
Note 16	-	Measurement of defined benefit obligations
Note 24	-	Estimation of provision for current and deferred taxation
Note 30	-	Fair value determination of assets, liabilities and contingent liabilities acquired in business combination

2.5	Changes in accounting policies

Defined benefit plans and short-term or other long-term employee benefits definition

From 1 January 2013, as a result of FRS 19 (2011), the Group changed its accounting policy with respect to the basis for determining the income or expense related to defined benefit plans, the costs of managing plan assets and definition of employee benefits as short-term or other long-term employee benefits.

Defined benefit plans

Under FRS 19 (2011), the Group determines the net interest expense (income) for the period on the net defined benefit liability (asset) by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises:

•	interest cost on the defined benefit obligation;

•	interest income on plan assets; and

•	interest on the effect on the asset ceiling.

FS10

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Fair value measurement

FRS 113 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other FRSs. In particular, it unifies the definition of fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date. It also replaces and expands the disclosure requirements about fair value measurements in other FRSs, including FRS 107 Financial Instruments: Disclosures.

From 1 January 2013, in accordance with the transitional provisions of FRS 113, the Group has applied the new fair value measurement guidance prospectively, and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Group’s assets and liabilities. The additional disclosures necessary as a result of the adoption of this standard has been included in note 30.

Presentation of items of other comprehensive income

From 1 January 2013, as a result of the amendments to FRS 1, the Group has modified the presentation of items of other comprehensive income in its statement of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to FRS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

Summary of quantitative impact

The following tables summarise the material impacts resulting from the above changes in accounting policies on the Group’s financial position, profit or loss and other comprehensive income.

The changes in accounting policies had an immaterial impact on income taxes and earnings per share for the current and comparative periods.

Consolidated statement of financial position

	As previously reported	Defined benefit plan	As restated
	US$’000	US$’000	US$’000
1 January 2012
Assets
Employee benefits	—	55	55

Liabilities
Employee benefits	(171)	171	—

Equity
Accumulated losses	82,294	(226)	82,068

FS11

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

	As previously reported US$’000	Defined benefit plan US$’000	As restated US$’000
31 December 2012
Liabilities
Employee benefits	(210)	(71)	(281)

Equity
Accumulated losses	99,732	71	99,803

Consolidated statement of comprehensive income

	As previously reported	Defined benefit plans	As restated
	US$’000	US$’000	US$’000
Year ended 31 December 2012
Defined benefit plan remeasurements	—	297	297

Defined benefit plans US$’000
Year ended 31 December 2013
Defined benefit plan remeasurements	(37)

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, and have been applied consistently by Group entities, except as explained in Note 2.5, which addresses changes in accounting policies.

3.1	Basis of consolidation

Business combinations

Business combinations are accounted for using the acquisition method in accordance with FRS 103 Business Combination as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that are currently exercisable.

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognised amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, over the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

FS12

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration payable is recognised at fair value at the acquisition date and included in the consideration transferred. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation are measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets, at the acquisition date. The measurement basis taken is elected on a transaction-by-transaction basis. All non-controlling interest are measured at acquisition-date fair value, unless another measurement basis is required by FRSs.

Costs related to the acquisition, other than those associated with the issue of equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners and therefore no adjustments are made to goodwill and no gain or loss is recognised in profit or loss. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

Loss of control

Upon the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

FS13

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% or more of the voting power of another entity.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of the investments includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of associate, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

When the Group’s share of losses exceeds its interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Subsidiaries in the separate financial statements

Investments in subsidiaries are stated in the Company’s statement of financial position at cost less accumulated impairment losses.

3.2	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date on that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss.

FS14

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

(ii)	Foreign operations

The assets and liabilities of foreign operations, excluding goodwill and fair value adjustments arising on acquisition, are translated to United States dollars at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at the exchange rates at the end of the reporting period. For acquisitions prior to 1 January 2005, the exchange rates at the date of acquisition were used.

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognised in other comprehensive income, and are presented in the translation reserve in equity.

3.3	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	capitalised borrowing costs.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

FS15

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal with the carrying amount of the item), and is recognised in profit or loss.

(ii)	Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognised as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

Depreciation is recognised from the date that the property, plant and equipment are installed and are ready for use.

The estimated useful lives for the current and comparative years are as follows:

Buildings	50 years
Information and communication equipment	2 to 5 years
Transportation equipment	5 to 10 years
Office furniture and equipment	3 to 5 years
Leasehold improvements	1 to 5 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.4	Intangible assets and goodwill

(i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For the measurement of goodwill at initial recognition, see note 3.1.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

FS16

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

(ii)	Trademarks

Trademarks acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Trademarks are measured initially at cost. The cost of trademarks is their fair value at the acquisition date.

Subsequent to initial recognition, trademarks acquired in a business combination are measured at cost less accumulated amortisation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

Trademarks with indefinite useful lives are tested for impairment annually, or at the cash- generating unit level. Trademarks are not amortised. The useful life of trademarks with an indefinite useful life is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(iii)	Other intangible assets

Other intangible assets represents the capitalised software development costs and customer relationship.

Development activities involve a plan or design for the production of new or substantially improved software. Development expenditure is capitalised only if development costs can be measured reliably, the software is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss as incurred.

Other intangible assets with finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses.

(iv)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

(v)	Amortisation

Amortisation is calculated based on the cost of the asset, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative years are as follows:

Capitalised software costs	3 to 5 years
Customer relationship	9 years

Amortisation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

FS17

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

3.5	Financial instruments

(i)	Non-derivative financial assets

The Group initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the assets and settle the liability simultaneously.

The Group classifies non-derivative financial assets into the following categories: loans and receivables and available-for-sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, other assets and cash and cash equivalents.

Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. For the purpose of the consolidated statement of cash flows, pledged deposits are excluded whilst bank overdrafts that are repayable on demand and that form an integral part of the Group’s cash management are included in cash and cash equivalents.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognised in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities, debt securities and open-end funds.

FS18

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

(ii)	Non-derivative financial liabilities

All other financial liabilities are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise trade and other payables, other liabilities and loans and borrowings.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

3.6	Impairment

(i)	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss, including an interest in an associate, is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event(s) has occurred after the initial recognition of the asset, and that the loss event(s) has an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Group, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Loans and receivables financial assets

The Group considers evidence of impairment for loans and receivables financial assets at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment.

FS19

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Losses are recognised in profit or loss and reflected in an allowance account against loans and receivables. Interest on the impaired asset continues to be recognised. When a subsequent event (eg. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss recognised previously in profit or loss. Changes in cumulative impairment provisions attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale equity security increases and the increase can be related objectively to an event occurring after the impairment loss was recognised, then the impairment loss is reversed. The amount of the reversal is recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

An impairment loss in respect of an associate is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 3.6 (see below). An impairment loss is recognised in profit or loss. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets, the recoverable amount is estimated each year at the same time. An impairment loss is recognised if the carrying amount of an asset or its related cash- generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

FS20

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The Group’s corporate assets do not generate separate cash inflows and are utilised by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3.7	Leases payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

3.8	Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs, and other cost incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

3.9	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

FS21

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

3.10	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, and reclassifications of net gains previously recognised in other comprehensive income. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Dividend income is recognised in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted equity securities is normally the ex-dividend date.

Finance costs comprise interest expense on borrowings, losses on disposal of available-for-sale financial assets, impairment losses recognised on financial assets (other than trade receivables), and reclassification of net losses previously recognised in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in net gain or net loss position.

3.11	Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

(ii)	Defined benefits plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset).

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given o any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

FS22

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Remeasurements from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest). The Group recognises them immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefits expense in profit or loss.

When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment, is recognised immediately in profit or loss when the plan amendment or curtailment occurs.

The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

(iii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognised as employee benefits expense in profit or loss.

3.12	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.

FS23

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Asian online game and service revenues

Online game revenues are earned through the sale of online game points, prepaid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, internet banking or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with the Group’s published game points expiration policy. Sublicensing revenues from the distributors are recognised based on end users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

The Group reports sales of virtual online game points on a gross basis. In the sales of virtual online game points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s online game services are recognised as cost of online game revenues. The Group reports sublicensing revenues on a net basis. In the sublicense agreements, the Group acts as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of the Group’s Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognised ratably over the period of the contract when the collectability is reasonably assured.

Cloud product and service revenues

Cloud service revenues are related to cloud computing services provided by the Group. Revenues are recorded net of discounts. Cloud service revenues are recognised for the period of time for which the Group provide services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. The Group records any such advanced payment receipts as other current liabilities and amortises such revenues over the subscription period.

Revenue from the sales of equipment and other related products are recognised upon acceptance. The Group reports the sales of equipment and other related products on a gross basis. In the sales of equipment and other related products, the Group acts as principal as the Group is the primary obligor in the transaction and has the latitude in establishing price.

FS24

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

3.13	Tax

Tax expense comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries and associates entities to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

FS25

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

3.14	Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business of geographical area of operations;

•	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of profit or loss is re-presented as if the operation had been discontinued from the start of the comparative year.

3.15	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

3.16	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Board of Directors (the chief operating decision maker) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses and tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, investment property, and intangible assets other than goodwill.

3.17	New standards and interpretations not adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013 and have not been applied in preparing these financial statements. Those which may be relevant to the Group that are expected to have a significant effect on the financial statements of the Group and the Company in future financial periods, and which the Group does not plan to early adopt except as otherwise indicated below, are set out below.

FS26

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Applicable for the Group’s 2014 financial statements

•	FRS 110 Consolidated Financial Statements introduces a new control model that is applicable to all investees, by focusing on whether the Group has power over an investee, exposure, or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In particular, FRS 110 requires the Group to consolidate investees that it controls on the basis of de facto circumstances.

In accordance with the transitional provisions of FRS 110, the Group re-assessed the control conclusion for its investees. At 31 January 2013, the adoption of FRS110 has no significant impact on the Group’s assessment of its control over the subsidiaries.

•	FRS 112 Disclosure of Interests in Other Entities brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. FRS 112 requires the disclosure of information about the nature, risks and financial effects of these interests.

FRS 110, FRS 111 and FRS 112 are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted.

•	Amendments to FRS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities, which clarifies the existing criteria for net presentation on the face of the statement of financial position.

Under the amendments, to qualify for offsetting, the right to set off a financial asset and a financial liability must not be contingent on a future event and must be enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The adoption of the amendment is not expected to have a significant impact on the consolidated financial statements of the Group.

FS27

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

4	Property, plant and equipment

	Freehold land	Buildings	Leasehold improvements	Information and communication equipment	Office furniture and equipment	Transportation equipment	Equipment under installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
Cost
At 1 January 2012	734	1,251	1,781	8,304	928	148	188	13,334
Additions	—	—	95	229	12	—	93	429
Disposals	—	—	(711)	(1,124)	(300)	(106)	—	(2,241)
Reclassification	—	—	175	82	—	—	(257)	—
Deconsolidation of business - IAHGames	—	—	(898)	(2,793)	(357)	(44)	—	(4,092)
Written off	—	—	—	(5)	(1)	—	(1)	(7)
Currency translation difference	31	53	13	164	6	2	5	274

At 31 December 2012	765	1,304	455	4,857	288	—	28	7,697
Additions	—	—	29	183	13	—	—	225
Disposals	—	—	(351)	(94)	(43)	—	—	(488)
Reclassification	—	—	—	27	—	—	(27)	—
Currency translation difference	(20)	(34)	(10)	(114)	(6)	—	(1)	(185)

At 31 December 2013	745	1,270	123	4,859	252	—	—	7,249

Accumulated depreciation and impairment losses
At 1 January 2012	26	356	1,328	6,233	578	125	—	8,646
Depreciation charge to profit or loss	—	17	189	887	130	3	—	1,226
Depreciation capitalised in intangible assets	—	—	—	13	—	—	—	13
Disposals	—	—	(490)	(595)	(177)	(106)	—	(1,368)
Deconsolidation of business - IAHGames	—	—	(664)	(2,404)	(268)	(24)	—	(3,360)
Impairment loss	188	29	—	—	—	—	—	217
Currency translation difference	4	16	12	139	6	2	—	179

At 31 December 2012	218	418	375	4,273	269	—	—	5,553

FS28

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

	Freehold land	Buildings	Leasehold improvements	Information and communication equipment	Office furniture and equipment	Transportation equipment	Equipment under installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accumulated depreciation and impairment losses
At 1 January 2013	218	418	375	4,273	269	—	—	5,553
Depreciation charge to profit or loss	—	17	46	340	8	—	—	411
Depreciation capitalised in intangible assets	—	—	—	2	—	—	—	2
Disposals	—	—	(350)	(59)	(40)	—	—	(449)
Currency translation difference	(5)	(11)	(8)	(101)	(6)	—	—	(131)

At 31 December 2013	213	424	63	4,455	231	—	—	5,386

Carrying amounts
At 1 January 2012	708	895	453	2,071	350	23	188	4,688

At 31 December 2012	547	886	80	584	19	—	28	2,144

At 31 December 2013	532	846	60	404	21	—	—	1,863

In 2012, based on a valuation performed by an independent valuer using the Direct Comparison Method, the Group recorded an impairment loss of US$217,000 for freehold land and buildings.

FS29

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

5	Intangible assets

	Goodwill	Trademarks	Others	Total
	US$’000	US$’000	US$’000	US$’000
Group
Cost
At 1 January 2012	35,789	11,711	16,245	63,745
Additions	—	—	1,696	1,696
Disposal	—	—	(6,039)	(6,039)
Deconsolidation of subsidiary	(7,352)	—	—	(7,352)
Effect of movements in exchange rates	1,214	500	592	2,306

At 31 December 2012	29,651	12,211	12,494	54,356

At 1 January 2013	29,651	12,211	12,494	54,356
Additions	—	—	1,229	1,229
Disposals	—	—	(1,552)	(1,552)
Acquisitions through business combination	496	—	67	563
Effect of movements in exchange rates	(773)	(316)	(319)	(1,408)

At 31 December 2013	29,374	11,895	11,919	53,188

Accumulated amortisation and impairment losses
At 1 January 2012	7,352	—	12,422	19,774
Amortisation for the year	—	—	2,192	2,192
Disposal	—	—	(6,039)	(6,039)
Deconsolidation of subsidiary	(7,352)	—	—	(7,352)
Impairment loss	12,489	—	15	12,504
Effect of movements in exchange rates	228	—	440	668

At 31 December 2012	12,717	—	9,030	21,747

At 1 January 2013	12,717	—	9,030	21,747
Amortisation for the year	—	—	1,904	1,904
Disposals	—	—	(1,547)	(1,547)
Impairment loss	17,054	11,943	1,308	30,305
Effect of movements in exchange rates	(397)	(48)	(237)	(682)

At 31 December 2013	29,374	11,895	10,458	51,727

Carrying amounts
At 1 January 2012	28,437	11,711	3,823	43,971

At 31 December 2012	16,934	12,211	3,464	32,609

At 31 December 2013	—	—	1,461	1,461

FS30

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, the entire goodwill is allocated to the Group’s cash- generating unit (CGU)—FunTown Group (“FunTown”), whose operations is that of Asian online game and service operating segment. The carrying amount is as follows:

	2013	2012
	US$’000	US$’000
FunTown	—	16,934

(The FunTown refers to a sub-group of operating entities held by Funtown World Limited, a wholly owned subsidiary of GigaMedia Limited, incorporated in the British Virgin Islands.)

In 2013, with the acquisition of FingerRockz Co., Ltd. (“FingerRockz”), the Group obtained its mobile platform development team. FingerRockz now constitutes an important complement to FunTown’s research and development capacity in mobile games. Consequently, the Group reassigned its role and developed its estimates of future cash flows from mobile games accordingly. For the purpose of testing goodwill for impairment, the Group has determined that FingerRockz is an integral part of FunTown and goodwill arising from the acquisition of FingerRockz was reassigned to FunTown.

The recoverable amount of a FunTown was determined based on value-in-use calculations. The fair value of the FunTown was determined based on the present value of estimated future net cash flows over a five year period discounted at the weighted average cost of capital. Cash flows beyond the five-year period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the business in which the FunTown operates.

Key assumption used in discounted cash flow projection calculations:

	2013	2012
	FunTown	FunTown
	%	%
Group
Budgeted operating margin	(26.0)	19.4
Growth rate	0.0	0.0
Discount rate	13.0	17.1

Management determined budgeted operating margin based on past performance and its expectations of the game market development. The weighted average growth rate used are consistent with the forecasts included in industry reports and the Group’s historical performance. Management recognises that the speed of technological change and the possibility of new entrants can have a significant impact on operating margin and growth rate assumptions.

The discount rate used was a post-tax measure estimated based on past experience, and industry average weighted average cost of capital.

FS31

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

In 2012, the Group has estimated future net cash flow using the management internal developed estimates and included a terminal value calculated using a long-term future growth rate of 0% based on analysis of the current and expected future economic conditions. Other significant estimates and assumptions used in developing the future net cash flows include an assumed average revenue decline of 7% and a discount rate of 17%. As a result, the carrying value of FunTown exceeded its fair value, and the implied fair value of the goodwill was determined to be US$16,900,000. Consequently, a goodwill impairment charge of US$12,500,000 was recognised in 2012.

In 2013, due to the continual slowdown in demand for casual online games and loss of a key licensed game, the Group experienced significant decline in revenues and negative operating margin in Taiwan as compared to its previous future cash flow expectations. In 2013, the Group went through an internal restructuring of its operations and made a business decision to transit from PC-based games to browser/mobile games and social casino games. In addition, its market capitalisation had also fallen below its net book value based on the quoted market price of its common stock for a sustained period of time. Based on these qualitative factors, the Group has determined its fair value of FunTown may be less than its carrying value, and the recoverable amount of the remaining goodwill could be impaired. Using the same methodology, the Group developed its expected future net cash flows based on historical data and internally developed estimates. Based on the abovementioned, the Group has assumed a terminal value of zero. Other significant estimates and assumptions used in developing the future net cash flows include an assumed average revenue decline of 28% and a discount rate of 13%. As a result, the carrying value of FunTown exceeded its fair value, and the implied fair value of the goodwill was determined to be US$Nil. Consequently, a goodwill impairment charge of US$17,000,000 was recognised in 2013.

Trademarks

Trademarks have indefinite useful lives and are not amortised as management expects to continue the related business indefinitely. All conditions required for treatment as an intangible with indefinite useful life has been met.

The Group recorded an impairment charge of US$11.9 million for the year ended 31 December 2013 (31 December 2012: US$Nil) relating to impairment on the trade name arising from the acquisition of FunTown. The impairment for the trademarks of FunTown is a result of the Group’s repositioning itself as described above.

Others

During the year, the Group recorded an impairment loss of US$1,308,000 (31 December 2012: US$15,000) relating to impairment on capitalised software development costs as a result of the cessation of development in certain projects within its Asian online game and service segment.

FS32

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

6	Subsidiaries

	Company
	2013	2012
	US$’000	US$’000
At beginning of year	118,514	168,063
Impairment during the year	(27,075)	(56,884)
Disposal of subsidiary	—	(34)
Currency alignment	(2,952)	7,369

	88,487	118,514

At the reporting date, the Company assessed the recoverable amount of its investment in subsidiaries. The recoverable amount has been determined based on the fair value less costs to sell. Fair value is based on the revalued net asset value of the subsidiaries at the reporting date as, in the opinion of the management of the Company, the revalued net asset value of the investment reasonably approximates the fair value. This resulted in an impairment loss of US$27,075,000 (2012: US$56,884,000) being charged to the statement of comprehensive income of the Company.

Details of the subsidiaries are as follows:

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2013%		2012%
Held by the Company
GigaMedia International Holdings Limited	Holding company	British Virgin Islands	100		100

Held by GigaMedia International Holdings Limited
GigaMedia Global Limited	Online games	British Virgin Islands	—		100

Cambridge Entertainment Software Limited	Holding company	British Virgin Islands	100		100

GigaMedia (HK) Limited	Holding company	Hong Kong	100		100

Bridgepoint International Limited	Holding company	British Virgin Islands	—	**	100

GigaMedia Online Entertainment Corp.	Holding company	Cayman Islands	100		100

FS33

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2013%		2012%
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	Holding company	British Virgin Islands	100		100

GigaMedia Asia Limited	Holding company	British Virgin Islands	—	**	100

GigaMedia Asia Pacific Limited	Holding company	British Virgin Islands	100		100

Skyace Pacific Limited	Online games	British Virgin Islands	100		100

Centermax Limited	Holding company	British Virgin Islands	—	**	100

GigaMedia Capital Limited	Holding company	British Virgin Islands	100		100

Giga Slam Dunk Corporation	Online games	Labuan	—		100

Giga Wartime Corporation	Online games	Labuan	—		100

Dragon Mark Holdings Limited	Holding company	British Virgin Islands	100		100

Premiere Vantage Holdings Limited	Holding company	British Virgin Islands	100		100

GigaMedia Freestyle Holdings Limited	Holding company	British Virgin Islands	100		100

Spring Asia Limited	Holding company	Labuan	100		100

GigaMedia (Labuan) Limited	Holding company	Labuan	100		100

Megabiz Limited	Holding company	British Virgin Islands	100		100

FS34

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2013%	2012%
Held by FunTown World Limited

FunTown Hong Kong Limited	Online games	Hong Kong	100	100

Held by FunTown Hong Kong Limited

FunTown Software (Shanghai) PRC Limited	Online games	PRC	—	100

Held by Skyace Pacific Limited

Dragongate Enterprises Limited	Online games	British Virgin Islands	70	70

Held by Dragongate Enterprises Limited

GigaMedia Dragongate Limited	Online games	Labuan	100	100

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	Software development and application services	U.S.A.	100	100

Internet Media Licensing Limited	Software development and application services	British Virgin Islands	100	100

Held by Internet Media Licensing Limited

Ultra Internet Media S. A. (“UIM”)	Holding company	Nevis	100	100

FS35

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2013%		2012%
Held by Dragon Mark Holdings Limited

Wolverine Holdings Group Limited	Holding company	British Virgin Islands	100		100

Held by GigaMedia (Labuan) Limited

Leisure Alliance Sdn. Bhd.	Holding company	Malaysia	100		100

Held by Leisure Alliance Sdn. Bhd.

Hoshin GigaMedia Center Inc.	Online games	Taiwan	100		100

GigaMedia Cloud Services Co., Ltd.	Cloud computing services	Taiwan	100		100

Giga Development Corporation	Dormant	Taiwan	100		—

Held by Hoshin GigaMedia Center Inc

Play2gether Digital Technology Co., Ltd.	Online games	Taiwan	100		—

PerfectPairs Gaming Co., Ltd.	Online games	Taiwan	100		—

Gaminfinity Publishing Co., Ltd.	Online games	Taiwan	100		—

FingerRockz Co., Ltd.	Online games	Taiwan	51.6	#	—

Held by Bridgepoint International Limited

Implus International Limited	Holding company	British Virgin Islands	—	**	100

FS36

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2013%		2012%

Held by GigaMedia Asia Pacific Limited

Infocomm Asia Holdings Pte. Ltd. (“IAHGames”)	Online games	Singapore	—		note (a)

Held by GigaMedia Asia Limited

GigaMedia China Limited	Holding company	British Virgin Islands	—	**	100

Held by GigaMedia (HK) Limited

GigaMedia Europe Limited S.à.r.l.	Holding company	Luxembourg	—		100

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)	Online games	PRC	—	*	100	*

Controlled by JIDI Network Technology (Shanghai) Co., Ltd.

Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”)	Online gaming operator	PRC	—	*	—	*

*	In order to comply with foreign ownership restrictions and to hold the necessary licenses required, the Group had operated its Asian online game and service business in the People’s Republic of China (“PRC”) through Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”). The Group has no ownership interest in Shanghai JIDI and relies on a series of contractual arrangements that are intended to give the Group control over Shanghai JIDI. The Group is therefore considered to have significant beneficial interest in Shanghai JIDI. As part of contractual arrangements, each of the shareholders of Shanghai JIDI has pledged all of their respective equity interests in Shanghai JIDI to JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”) as security for the full performance of their respective obligations under all of their agreements with JIDI. According to the People’s Republic of China (“PRC”) Property Rights Law, a pledge over the equity interests of a limited liability company is created only when such equity pledge agreements are registered with the relevant local branch of the State Administration for Industry and Commerce (the “SAIC”). Shanghai JIDI has successfully registered the equity pledge agreements with the relevant local branch of the SAIC. The Group therefore believes that it will be able to enforce these pledges in the China since these equity pledge agreements have been properly registered.

FS37

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Those contractual arrangements have been duly executed and the share pledge agreements have been registered with local government authority in compliance with PRC legal requirements. Shanghai JIDI held an Internet Content Provider (“ICP”) license, an Internet cultural operation licenses and an Internet publishing license. The financial results of Shanghai JIDI had been included in the accompanying consolidated financial statements since January 2011. In June 2012, the board of directors approved a plan to dispose of Shanghai JIDI. As a result, Shanghai JIDI’s operations had been accounted for as discontinued operations. In May 2013, the Group was notified by the authority that Shanghai JIDI had completed the dissolution procedures and was duly deregistered.

**	Dormant /investment holding companies liquidated or deregistered with no material financial impact during the year.
#	The fair value of the net assets acquired and the effect of the acquisition to the Group’s financial position is in this note 32.

(a)	Deconsolidation of IAHGames and Disposal of Spring Asia in 2012

In July 2012, the Group entered into the following agreements:

•	Agreement to dispose all of its shares in Spring Asia, an investment holding subsidiary that holds 30% shareholdings of Game First International Corporation (“GFI”), to IAHGames; and

•	Agreement to dispose 60% shareholdings in IAHGames to IAHGames’ non-controlling interests and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management.

As a result of the disposal, the Group lost control of both subsidiaries in August 2012. 20% shareholdings in IAH Games was still retained by the Group and accounted as an associate (see Note 7) as at 31 December 2012.

In consideration for the sale of IAHGames and Spring Asia, the Group was to receive US$1 million and US$3 million respectively, in cash. The consideration was to be collected in four equal instalments, with the first due upon closing, the second due in October 2012, the third due in January 2013 and the fourth due in April 2013. The payments were collateralised by the shares of Spring Asia and its shares in GFI and were only released from the escrow in proportion to the payment made upon each instalment. The first instalment of US$750,000 was received upon the closing on 15 August 2012.

On 17 April 2013, the Group entered into a settlement agreement with IAHGames and its management, and MCIL when the remaining three instalments were delayed. Pursuant to the settlement agreement, either IAHGames or IAHGames’ management was to pay the Group US$2,258,000, which included interest, to fulfill IAHGames’ obligation under the aforementioned sale of ownership in Spring Asia. In addition, MCIL was to purchase all of the Group’s remaining 20% shares in IAHGames for a consideration of US$1,000,000. The total payments of US$3,258,000 were made in May 2013.

FS38

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The Group accounted for the deconsolidation of and the retained non-controlling investment of IAHGames in August 2012 at fair value. Net assets of the IAHGames and Spring Asia as at the date of disposal were as follows:

	Note	IAHGames and Spring Asia As at date of disposal
		US$’000
Assets:
Cash and bank balances		1,308
Trade receivables		1,009
Other receivables, deposits and prepayment		25
Investments in associates	7	3,023
Property, plant and equipment	4	732
Other non-current assets		366

Total assets		6,463

Liabilities:
Trade payables		992
Other payables and accruals		2,080
Income tax payable		1,080
Other current liabilities		239
Other liabilities		2,082

Total liabilities		6,473

Net liabilities derecognised		(10)
Less: Foreign currency translation reserve reclassified		(217)
Add: Non-controlling interest		3,016

		2,789

Fair value of consideration		3,000
The fair value of the 20% retained non-controlling investment in IAHGames at the date the control was lost		—
Net assets of IAHGames and Spring Asia at the date of the deconsolidation		(2,789)

		211

Representing:
Gain on deconsolidation of IAHGames		234
Loss on disposal of Spring Asia		(23)

Net gain on disposal in 2012	21	211

Net cash inflow/(outflow) on disposal
Consideration received in cash in 2012		750
Less: Cash and cash equivalent disposed		(1,308)

Net cash outflow on disposal in 2012		(558)

FS39

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The settlement of remaining instalments, cashflow and gain on disposal of remaining shares in 2013 were as follows:

	Note	US$’000
Consideration received in cash for settlement of remaining instalments in 2013		2,258

Consideration received in cash on disposal of remaining shares in 2013	7(b)	1,000

Fair value of consideration		1,000
Carrying amount of remaining shares in IAHGames		—

Net gain on disposal of remaining shares in 2013	21	1,000

7	Associates

	Group
	2013 US$’000	2012 US$’000
Equity shares at cost	5,055	5,055

Carrying amount
At 1 January	5,223	7,615
Disposal of subsidiary (note 6)	—	(3,023)
Share of profit, net of tax	526	234
Currency translation differences	73	397

	5,822	5,223

The summarised financial information relating to associates, not adjusted for the percentage of ownership held by the Group, are as follows:

	2013 US$’000	2012 US$’000
Revenue	5,530	6,641
Net profit for the year	2,980	(2,412)
Total assets	33,287	40,808
Total liabilities	299	5,054

FS40

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Details of the Group’s associates at 31 December 2013 are as follows:

Name of associates	Principal activities	Country of incorporation and place of business	Effective equity held by the Group
			2013%	2012%
East Gate Media Contents & Technology Fund (“East Gate”)	Online game business and films	Korea	18	18
Infocomm Asia Holdings Pte. Ltd. (Note 6(a))	Online games	Singapore	—	20

(a)	The Group has a 18 percent interest in East Gate, a Korean Limited Partnership. The Group has significant influence over partnership operating and financial policies based on the terms of the partnership agreement. The Group accounts for this limited partner investment under the equity method of accounting.
(b)	The Group has not recognised its share of losses in IAHGames amounting to US$156,000 in 2012 because the Group’s cumulative share of losses exceeds its interest in that entity and the Group has no obligation in respect of those losses. In May 2013, the Group sold the remaining 20% interest in IAHGames to IAHGames’ management and MCIL for a consideration of US$1,000,000. The proceed was received in May 2013. The Group has recognised a gain on disposal of US$1,000,000 in 2013.

8	Available-for-sale financial assets

	Group
	2013	2012
	US$’000	US$’000
Non-current
Available-for-sale financial assets
Equity instrument (quoted)	—	1,565
Debt instrument (unquoted)	6,048	3,082

	6,048	4,647

Current
Equity instrument (quoted)	21,124	17,773
Open-end fund	336	—

	21,460	17,773

For information on determination of fair value, refer to Note 30.

In 2012, the Group recorded an impairment charge of US$1,193,000 in profit or loss related to available-for-sale financial assets (non-current). This impairment charge has been reclassified from other comprehensive income. Considering the financial status of the available-for-sale financial asset, which is currently facing cash flow problems and lower operating margins, its fair value has been written down.

FS41

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

9	Other assets (non-current)

	Group
	2013	2012
	US$’000	US$’000
Refundable deposits	306	392
Prepaid licensing and royalty fees	7,418	9,346
Others	10	2

	7,734	9,740
Less: Impairment loss on prepaid licensing and royalty fees	(2,752)	(702)

	4,982	9,038

In 2013, the Group recorded an impairment charge of US$2,752,000 (2012: US$702,000) relating to prepaid licensing and royalty fees. The impairment charge for the prepaid licensing and royalty fees related to certain licensed games within its Asian online game and service segment that the Group has stopped operating or for which the carrying amounts of the related assets was determined not to be recoverable from its related future undiscounted cash flows. The Group recorded a full impairment on the games that the Group stopped operating. The licensed games and related royalties are valued when indication for impairment exists, using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.

FS42

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

10	Deferred tax assets

Movement in temporary differences during the year

			Recognised				Recognised
		Deconsoli	in profit	Currency			in profit	Currency
	At	dation of	or loss	translation	At	Reclassifi	or loss	translation	At
	1/1/2012	business	(Note 24)	difference	31/12/2012	cation	(Note 24)	difference	31/12/2013
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
Deferred tax assets
Tax loss carry-forward	480	—	156	23	659	—	(650)	(9)	—
Share-based payment transactions	190	—	36	8	234	—	(230)	(4)	—
Others	89	—	(35)	2	56	—	1	(1)	56

	759	—	157	33	949	—	(879)	(14)	56

Deferred tax liabilities
Property, plant and equipment	(344)	—	111	(22)	(255)	—	253	2	—
Dividend withholding tax from investees	—	—	—	—	—	(1,987)	—	—	(1,987)
Intangible assets	(662)	768	(314)	(98)	(306)	—	247	3	(56)

	(3,215)	768	(203)	(118)	(561)	(1,987)	500	5	(2,043)

FS43

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts are shown on the balance sheets as follows:

	Group
	2013	2012
	US$’000	US$’000
Deferred income tax assets:	56	949
Deferred income tax liabilities:	(2,043)	(561)

As of 31 December 2013, the Group has net operating losses carried forward, available to offset future income, amounting to US$20,145,000 Below is the breakdown of the expiration of the net operating losses carried forward in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Hong Kong	9,975	Indefinite
Taiwan	10,170	2020-2023

	20,145

As of 31 December 2012, the Company has net operating losses carried forward, available to offset future income, amounting to US$13,507,000. Below is the breakdown of the expiration of the net operating losses carried forward in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Hong Kong	9,174	Indefinite
Taiwan	4,333	2021

	13,507

Out of the above tax losses, an amount of US$20,145,000 (2012: US$9,631,000) relating to unutilised tax losses, has not been recognised due to the unpredictability of future profit streams. Consequently, the Group did not recognise the deferred tax assets of US$5,216,000 (2012: US$1,637,000).

11	Trade and other receivables

	Group		Company
	2013	2012	2013	2012
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- third parties	2,061	2,912	—	—
Less: Allowance for doubtful receivables	(55)	(130)	—	—

	2,006	2,782	—	—

FS44

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

	Group		Company
	2013	2012	2013	2012
	US$’000	US$’000	US$’000	US$’000
Notes receivable
- third parties	21	47	—	—

Other receivables
- subsidiaries	—	—	2,669	3,129
- third parties	211	62	2	—

	211	62	2,671	3,129

Trade and other receivables	2,238	2,891	2,671	3,129

The non-trade amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

The Group and the Company’s exposure to credit and currency risks, and impairment losses related to trade and other receivables are disclosed in note 30.

12	Other assets (current)

	Group
	2013	2012
	US$’000	US$’000
Prepayments	750	807
Others	82	93
Proceeds receivable from deconsolidation of IAHGames and Spring Asia	—	2,250

	832	3,150

13	Cash and cash equivalents

	Group		Company
	2013	2012	2013	2012
	US$’000	US$’000	US$’000	US$’000
Bank balances	44,163	61,217	62	2
Short-term deposits	14,638	1,514	—	—

Cash and cash equivalents in the statement of cash flows	58,801	62,731	62	2

The weighted average effective interest rate per annum relating to the fixed deposits at the balance sheet date for the Group is 1.48% (31/12/2012: 0.54%). Depending on the terms of the deposit, interest rates reprice every quarterly and half-yearly.

FS45

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

14	Share capital

	31/12/2013	31/12/2012
	No. of	No. of
	shares ’000	shares ’000
Company
In issue at beginning of the year	50,720	50,720
Issuance under option exercised	3	—

In issue at end of the year	50,723	50,720

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

All issued shares are fully paid, with no par value.

Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.

The Group’s policy is to keep its debt-to-equity ratio below 1.00 and with sufficient current assets to cover its current liabilities. The Group’s debt-to-equity ratio and current ratio at the end of the reporting period were as follows:

	Group
	2013	2012
Debt-to-equity ratio	0.17	0.18
Current ratio	6.48	4.00

There were no changes in the Group’s approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

FS46

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

15	Reserves

	Group		Company
	2013	2012	2013	2012
	US$’000	US$’000	US$’000	US$’000
Share option reserve	12,776	12,557	12,776	12,557
Statutory reserve	3,022	3,022	—	—
Fair value reserve	19,676	15,256	—	—
Translation reserve	(21,635)	(21,683)	(11,957)	(7,934)

	13,839	9,152	1,819	4,623

Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group, the details of which are disclosed in the directors’ report. The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options.

At the end of the financial year, details of the options granted are as follow:

	Number of outstanding share options
			Expired/			Weighted
	At	Granted	forfeited	Exercised		average
Range of	beginning	during the	during	during	At end of	remaining
exercise price	of the year	year	the year	the year	the year	exercise
	’000	’000	’000	’000	’000	period
2013
Under US$1	6,211	—	(20)	(3)	6,188	1.88 years
US$1-US$10	2,383	620	(584)	—	2,419	5.72 years
US$10-US$20	616	—	—	—	616	3.65 years

	9,210	620	(604)	(3)	9,223

2012
Under US$1	5,201	1,620	(610)	—	6,211	2.87 years
US$1-US$10	3,676	450	(1,743)	—	2,383	6.40 years
US$10-US$20	616	—	—	—	616	4.65 years

	9,493	2,070	(2,353)	—	9,210

7,770,000 options (31 December 2012: 7,584,000) out of 9,223,000 options (31 December 2012: 9,210,000) are exercisable at the end of the year.

The weighted average share price at the date of exercise of share options exercised in 2013 was US$0.79 (2012: no options exercised).

As at 31 December 2013, approximately US$348,000 (2012: US$707,000) of unrecognised compensation cost relates to non-vested options. That cost is expected to be recognised over a period of 2.16 years.

FS47

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The Company has used the Black-Scholes option-pricing model to derive the fair value of share options granted to employees. The following summarises the assumptions used:

	31/12/2013	31/12/2012
Option term (years)	5.8	5.73
Volatility	59.46% – 61.84%	59.76% – 67.02%
Weighted average volatility	61%	62%
Weighted average share price	US$1.09	US$0.96
Risk- free interest rate	0.930% – 1.610%	0.885% – 1.152%
Dividend yield	0%	0%
Weighted-average fair value of option granted during the year	US$0.60	US$0.54

Option term

Option term represents the period of time that they are expected to be outstanding. Management estimates this based on historical trends.

Expected volatility rate

An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate

The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield

Expected dividend yield is based on the Company’s current dividend yield.

Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of 31 December 2013 and 2012, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), were both US$3.0 million. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there were certain foreign exchange restrictions on the Group’s PRC subsidiaries with respect to transferring certain of their net assets to the Group either in the form of dividends, loans or advances. As of 31 December 2013 and 2012, the Group’s total restricted net assets, which include paid up capital and the net assets of those subsidiaries in which the Group has no legal ownership, were approximately US$Nil and US$1.5 million, respectively.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognised or impaired.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

FS48

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

16	Employee benefits

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Defined benefit pension plan

In accordance with the Labor Standards Law of the Republic of China, the Group has a defined benefit pension plan for its employees in Taiwan. The pension plan covers substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to twice the monthly salary for each year of service for the first 15 years, and an additional one month for every additional year of service, up to a maximum of 45 months. The pension payment to employees is computed based on the average monthly salary for the six months prior to approved retirement.

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The following provides fund status of the plan and a reconciliation of employee benefits.

	Group
	2013	2012
	US$’000	US$’000
Fair value of plan assets	(300)	(291)
Projected benefit obligation	470	572

Employee benefits	170	281

Expense recognised in profit or loss
Current service costs	14	5
Net interest on net defined benefit liability	5	2
Past service cost	73	—
Gain on curtailments and settlements	(73)	—

Employee benefits	19	7

FS49

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

	Group
	2013	2012
	US$’000	US$’000
Movement in the present value of the defined benefit obligations
Projected benefit obligation at 1 January	572	208
Service cost	15	6
Interest cost	10	7
Actuarial loss/(gain)	(39)	27
Adjustment	—	309
Curtailment gain	(73)	—
Currency translation difference	(15)	15

Defined benefit obligation at 31 December	470	572

Movement in the fair value of plan assets
Fair value of plan assets at 1 January	291	284
Expected return on plan assets	5	2
Actuarial losses	(1)	(3)
Contributions by employer	13	4
Currency translation difference	(8)	4

Fair value of plan assets at 31 December	300	291

Return on plan assets
Expected return on plan assets	5	2
Actuarial losses	(1)	(3)

Actual return on plan assets	4	(1)

Assets Categories	2013	2012
Cash	100%	100%

Actuarial assumptions

Weighted-average assumptions used to determine defined benefit obligations as at 31 December 2013 and 2012 were as follows:

	2013	2012
Discount rate	2.00%	1.75%
Rate of return on plan assets	2.00%	1.75%
Rate of compensation increase	1.50%	1.50%

FS50

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Weighted-average assumptions used to determine defined benefit costs for the year ended 31 December 2013 and 2012 were as follows:

	2013	2012
Discount rate	1.75%	2.00%
Rate of return on plan assets	1.75%	2.00%
Rate of compensation increase	1.00%	1.00%

The Group expects to make a contribution of US$17,000 to the Fund in 2014. The Group does not expect to make any benefit payments through 2020.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$302 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,250 (approximately US$161 per individual), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2013 were US$357,000 (2012: US$585,000).

17	Trade and other payables

	Group		Company
	2013	2012	2013	2012
	US$’000	US$’000	US$’000	US$’000
Trade payables
- third parties	1,178	324	—	—
Accrued expenses
- third parties	2,997	6,415	191	423

Trade and other payables	4,175	6,739	191	423

The Group and the Company’s exposure to currency and liquidity risks related to trade and other payables are disclosed in note 30.

FS51

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

18	Loans and borrowings

	Group
	2013 US$’000	2012 US$’000
Unsecured bank loans	4,361	7,748

Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings are as follows:

	Nominal interest rate	Year of maturity	Carrying amount
			US’000
At 31 December 2013
Unsecured bank loan	1.5% – 1.6%	2014	4,361
At 31 December 2012
Unsecured bank loan	1.42%	2013	7,748

19	Other liabilities (current)

	Group
	2013 US$’000	2012 US$’000
Deferred revenue	2,441	3,174
Others	315	398

	2,756	3,572

20	Revenue

	Group
	2013 US$’000	2012 US$’000
Asian online game and service revenues	14,106	27,470
Others	926	—

	15,032	27,470

21	Other operating income

		Group
	Note	2013	2012
		US$’000	US$’000
Net gain on sale of IAHGames and Spring Asia	6(a)	—	211
Gain on disposal of associate	7(b)	1,000	—
Others		95	201

		1,095	412

FS52

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

22	Other operating expenses

		Group
	Note	2013	2012
		US$’000	US$’000
Loss on disposal of property, plant and equipment		4	208
Impairment loss on prepaid licensing fees	9	2,752	702
Impairment loss on intangible assets	5	30,305	12,504
Impairment loss on property, plant and equipment	4	—	217
Allowance for doubtful receivables		37	169
Others		—	562

		33,098	14,362

23	Finance income and finance costs

	Group
	2013	2012
	US$’000	US$’000
Recognised in profit or loss
Interest income	238	283
Gain on sale of available-for-sale financial assets	1,739	5,665

Finance income	1,977	5,948

Interest expense	(49)	(247)
Net foreign exchange loss	(32)	(1,199)
Impairment loss on available-for-sale financial assets (non-current)	—	(1,193)

Finance costs	(81)	(2,639)

Net finance income	1,896	3,309

24	Tax expense/(benefit)

	Group
	Year ended	Year ended
	31/12/2013	31/12/2012
	US$’000	US$’000
Current tax expense
Current year	(120)	605
Adjustment for prior years	(198)	20

	(318)	625

Deferred tax expense
Origination and reversal of temporary differences	379	46

Tax expense from continuing operations	61	671

FS53

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

	Group
	Year ended	Year ended
	31/12/2013	31/12/2012
	US$’000	US$’000
Reconciliation of effective tax rate
Loss before tax
- continuing operations	(34,986)	(17,553)
- discontinued operations	(318)	(41)

	(35,304)	(17,594)

Tax calculated at 17% (31/12/2012: 17%)	(6,001)	(2,991)
Effect of tax rates in foreign jurisdictions	(884)	(668)
Expenses not deductible for tax purposes	4,490	4,024
Income not subject to tax	(694)	(472)
Current year losses for which no deferred tax asset was recognised	3,526	517
(Over)/under provided in prior years	(198)	20
Others	(178)	241

	61	671

Source of estimation uncertainty

The Group has exposure to income taxes in several jurisdictions. Significant judgment is involved in determining the group-wide provision for income taxes. These are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognised liabilities for expected tax issues based on estimation of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

25	Loss from discontinued operations

JIDI Network Technology (Shanghai) Co., Ltd. (JIDI)

In June 2012, the board of directors approved the plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary in the People’s Republic of China, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a variable interest entity (“VIE”) controlled through a series of contractual arrangements. Accordingly, results of JIDI and Shanghai JIDI operations are reported as discontinued operations since 31 December 2012. As at 31 December 2013, Shanghai JIDI had completed the dissolution procedure and was duly deregistered.

FS54

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Gaming software and service business

The 40% ownership of Mangas Everest S.A.S. held by the Group diluted to 33.66 percent after Betclic Everest Group (“BEG”) converted its US$8.3 million shareholder loan in April 2012, and the Group entered into another agreement with BEG to sell the remaining 33.66 percent in Everest Gaming for a consideration of US$1,700,000, in which US$985,000 were to be settled in cash, while the remainder were to fulfill a 2009 tax liability. The disposal was completed in early August 2012. The sale resulted in the recognition of a gain of US$2,500,000, inclusive of gain on mutually waived net liabilities, and net of transaction costs.

The carrying amounts of the remaining assets and liabilities, if any, of JIDI and Shanghai JIDI are insignificant to the Group as 31 December 2013 and 31 December 2012.

	Group
	2013	2012
	US$’000	US$’000
Results of discontinued operation
Revenue	—	99
Expenses	(318)	(2,620)

Results from operating activities, net of tax	(318)	(2,521)
Gain on sale of discontinued operation	—	2,480

Loss for the year	(318)	(41)

Basic loss per share (cents)	(0.01)	—

Diluted loss per share (cents)	(0.01)	—

Cash flows from discontinued operations
Net cash used in operating activities	(168)	(942)
Net cash from investing activities	—	1,003
Net cash from financing activities	(468)	—

Net cash flows for the year	(636)	61

Effect of disposal on the financial position of the Group

	Group
	2013	2012
	US$’000	US$’000
Trade and other receivables	—	(423)
Cash and cash equivalents	—	(636)
Trade and other payables	—	196
Other current liabilities	—	1,604

Net assets and liabilities	—	741

Consideration received, satisfied in cash	—	1,014
Cash and cash equivalents disposed of	—	(11)

Net cash inflow	—	1,003

FS55

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

26	Loss for the year

The following items have been included in arriving at loss for the year:

	Group
	2013	2012
	US$’000	US$’000
Employee benefits expense (See below)	8,484	13,711
Amortisation charge on intangible assets	1,904	2,192
Depreciation of property, plant and equipment	411	1,226
Rental expenses	882	1,486

Employee benefits expense
Wages and salaries	7,596	12,209
Employee equity-settled share-based payment	219	179
Employee expense relating to defined benefit and contribution pension plans	280	684
Termination benefits	389	639

	8,484	13,711

27	Loss per share

The calculation of basic loss per share at 31 December 2013 was based on the loss attributable to ordinary shareholders of US$35,084,000 (2012: US$17,438,000), and a weighted average number of ordinary shares outstanding of 50,720,000 (2012: 50,720,000), calculated as follows:

Loss attributable to ordinary shareholders

	Continuing operations US$’000	2013 Discontinued operation US$’000	Total US$’000	Continuing operations US$’000	2012 Discontinued operation US$’000	Total US$’000
Loss for the year	(34,766)	(318)	(35,084)	(17,397)	(41)	(17,438)

Weighted average number of ordinary shares:

	Group
	31/12/2013	31/12/2012
	’000	’000
At 1 January and 31 December	50,720	50,720

FS56

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

28	Commitments

(a)	Operating leases

The Group leases offices premises under operating leases, where the lease agreements expire in 2016. The following table sets forth the future minimum lease payments required under these operating leases:

	2013	2012
	US$’000	US$’000
Payable:
Within 1 year	941	930
After 1 year but within 5 years	892	1,593

	1,833	2,523

(b)	License Agreements

The Group has contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarises the committed licensing fees and minimum guarantees against future royalties set forth in the major licenses agreements as of 31 December 2013.

	License fees	Minimum guarantees against future royalties	Total
	US$’000	US$’000	US$’000
Minimum required payments:
Within 1 year	100	100	200
After 1 year	5,300	1,500	6,800

	5,400	1,600	7,000

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

(c)	Guarantee

In 2008, Cambridge Interactive Development Corp. (“CIDC”), a then wholly owned subsidiary of GigaMedia, entered into a lease agreement (the “CIDC Lease”) for an office in Delaware. The term of the CIDC Lease is for the period from 1 October 2008 through 30 September 2014. Pursuant to the CIDC Lease, CIDC deposited approximately US$690,000 with a bank in exchange for a letter of credit issued by the bank (the “CIDC L/C”) and GigaMedia’s guaranty of all of CIDC’s obligations under the CIDC Lease.

FS57

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

In July 2012, the Group entered into an agreement with BEG, a third party, to sell and assign the remaining ownership interest in and all rights and interests related to the shareholders’ loans to Mangas Everest S.A.S. (including the CIDC lease) (the “Mangas Agreement”). Pursuant to the Mangas Agreement, BEG was to use all its reasonable efforts to procure the cancellation and return of the CIDC L/C to GigaMedia and the landlord’s release of GigaMedia’s lease guaranty by 30 September 2012; and unless and until BEG procures the cancellation and return of the CIDC L/C and landlord’s release of GigaMedia’s lease guaranty, BEG is obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses that may be borne by GigaMedia (and any Affiliate thereof) arising under or in connection with the CIDC L/C and/or GigaMedia’s lease guarantee.

In accordance with the Mangas Agreement, BEG procured that the bank cancel the CIDC L/C and issue to BEG a new letter of credit under the same terms and conditions as the CIDC L/C. BEG, however, did not obtain the landlord’s consent to release us from our lease guarantee within the allotted time. BEG’s major shareholders, therefore, issued a separate guaranty to us wherein they are obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses arising under or in connection with the CIDC Lease. GigaMedia’s commitment amount under this lease guarantee will be reduced as Mangas Everest’s subsidiary who assumed the CIDC Lease makes its monthly rental payments. The lease is current on its monthly payments through March 2014.

29	Related party transactions

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.

Share options granted to key management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 1,646,000 (2012: 1,363,000).

Transaction with key management personnel

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity. The directors are considered as key management personnel of the Group.

Key management personnel compensation comprised:

	Group
	2013	2012
	US$’000	US$’000
Wages and salaries	1,088	1,699
Director fee	159	190
Share-based payments	488	56
Other benefit	17	6

	1,752	1,951

FS58

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

30	Financial instruments

Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit Committee, which is responsible for overseeing the Group’s risk management policies. The Audit Committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways: (1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenues in 2013 and 2012 or of the balance of notes and accounts receivables as of 31 December 2013 and 2012. The Group has provided for trade receivables based on estimated irrecoverable amounts from the sale of goods and services, determined by reference to past default experience.

The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.

FS59

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Trade of other receivables

The quantitative data in respect of the Group’s exposure to credit risk arising from trade and other receivables (including notes receivables) is as follows:

	Group				Company
	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses
	31/12/2013	31/12/2013	31/12/2012	31/12/2012	31/12/2013	31/12/2013	31/12/2012	31/12/2012
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Not past due	2,009	(55)	2,573	(130)	2,671	—	3,129	—
Past due 0 – 90 days	265	—	395	—	—	—	—	—
Past due 91 – 180 days	16	—	50	—	—	—	—	—
More than 180 days	3	—	3	—	—	—	—	—

	2,293	(55)	3,021	(130)	2,671	—	3,129	—

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The allowance is a specific loss component that rebates to individual significant exposures. Based on historical default rates, the Group believes that no additional impairment is necessary.

Movements in allowance for impairment losses on loans and receivables during the year were as follows:

	Group		Company
	31/12/2013	31/12/2012	31/12/2013	31/12/2012
	US$’000	US$’000	US$’000	US$’000
At 1 January	130	2,594	—	—
Impairment loss recognised	37	169	—	—
Amounts written off	(109)	(269)	—	—
Deconsolidation of business - IAHGames	—	(2,370)	—	—
Translation difference	(3)	6	—	—

At 31 December	55	130	—	—

Cash and cash equivalents

The Group held cash and cash equivalents of US$58,801,000 as at 31 December 2013 (2012: $62,731,000), which represents its maximum credit exposure on these assets. The cash and cash equivalents are held with banks, which are regulated.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

FS60

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

			After 1 year
	Carrying	Within	but within
	amount	1 year	5 years	Total
	US$’000	US$’000	US$’000	US$’000
Group
2013
Other liabilities (non-current)	11	—	11	11
Trade and other payables	4,175	4,175	—	4,175
Loans and borrowings	4,361	4,366	—	4,366
Other current liabilities (current)#	315	315	—	315

	8,862	8,856	11	8,867

2012
Other liabilities	12	—	12	12
Trade and other payables	6,739	6,739	—	6,739
Loans and borrowings	7,748	7,752	—	7,752
Other current liabilities (current)#	398	398	—	398

	14,897	14,889	12	14,901

Company
2013
Trade and other payables	191	191	—	191

2012
Trade and other payables	423	423	—	423

#	Excludes deferred revenue.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income of the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

Foreign currency risk

The subsidiaries of the Group assessed and concluded that most of its business transactions are denominated in its own functional currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the functional currency. The currencies in which these assets are denominated are the US dollar (USD), Korean on (KRW), Taiwan dollar (TWD), Renminbi (RMB), Hong Kong dollar (HKD).

FS61

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The Group’s and Company’s exposures to foreign currencies in US dollar equivalent are as follows:

	USD	KRW	TWD	RMB	HKD	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2013
Cash and cash equivalents	42,180	51	10,145	3,553	2,808	64	58,801
Available-for-sale financial assets (current)	—	21,124	336	—	—	—	21,460
Trade and other receivables	209	—	1,865	—	164	—	2,238
Available-for-sale financial assets (non-current)	2,109	3,939	—	—	—	—	6,048
Refundable deposits	—	—	267	—	39	—	306
Trade and other payables	(1,043)	—	(2,906)	(3)	(223)	—	(4,175)
Short-term borrowings	—	—	(4,361)	—	—	—	(4,361)

Net financial assets/(liabilities)	43,455	25,114	5,346	3,550	2,788	64	80,317
Less: Net financial (assets)/liabilities denominated in the respective entities’ functional currencies	(42,140)	—	(5,346)	—	(2,788)	(61)	(50,335)

Foreign currency exposure	1,315	25,114	—	3,550	—	3	29,982

2012
Cash and cash equivalents	52,554	—	6,832	398	2,853	94	62,731
Available-for-sale financial assets (current)	—	17,773	—	—	—	—	17,773
Trade and other receivables	1	—	2,506	—	384	—	2,891
Available-for-sale financial assets (non-current)	—	3,082	1,565	—	—	—	4,647
Refundable deposits	5	—	353	—	34	—	392
Trade and other payables	(2,239)	—	(3,596)	(482)	(422)	—	(6,739)
Short-term borrowings	—	—	(7,748)	—	—	—	(7,748)

Net financial assets/(liabilities)	50,321	20,855	(88)	(84)	2,849	94	73,947
Less: Net financial (assets)/liabilities denominated in the respective entities’ functional currencies	(49,916)	—	88	84	(2,850)	(89)	(52,683)

Foreign currency exposure	405	20,855	—	—	(1)	5	21,264

FS62

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

	USD	TWD	Total
	US$’000	US$’000	US$’000
Company
2013
Cash and cash equivalents	62	—	62
Trade and other receivables	1,875	796	2,671
Trade and other payables	(32)	(159)	(191)

Net financial assets	1,905	637	2,542
Less: Net financial (assets)/liabilities denominated in the respective entities’ functional currencies	—	(637)	(637)

Foreign currency exposure	1,905	—	1,905

2012
Cash and cash equivalents	2	—	2
Trade and other receivables	2,312	817	3,129
Trade and other payables	(33)	(390)	(423)

Net financial assets	2,281	427	2,708
Less: Net financial (assets)/liabilities denominated in the respective entities’ functional currencies	—	(427)	(427)

Foreign currency exposure	2,281	—	2,281

Sensitivity analysis

A 10% strengthening of the foreign currencies against USD at 31 December would have increased/(decreased) profit before tax by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for the previous financial year ended 31 December 2012. Similarly, a 10% weakening would have the equal but opposite effect.

	Group		Company
	Profit after tax	Equity	Profit after tax	Equity
	US$’000	US$’000	US$’000	US$’000
31 December 2013
KRW (10% strengthening)	399	2,112	—	—
RMB (10% strengthening)	355	—	—	—
31 December 2012
KRW (10% strengthening)	308	1,777	—	—

Interest rate risk

The Group and Company are not exposed to significant interest rate risk.

FS63

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Equity price risk

The Group has investment in quoted equity securities which are listed in Korea. A 10% increase/(decrease) in the underlying equity prices at the reporting dates would increase/(decrease) equity by the following amounts:

	Group
	2013	2012
	Equity	Equity
	US$’000	US$’000
Quoted equity investments available-for-sale	2,112	1,777

This analysis assumes that all other variables remain constant.

Estimation of fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments of the Group and the Company.

Investments in equity securities

The fair value of available-for-sale financial assets is determined by reference to their quoted bid prices at the reporting date.

Where such information is unavailable, a valuation technique is used. Valuation techniques employed in clued market multiples and discounted cash flow analysis using contractual or expected future cash flows as applicable, and a market-related discount rate.

Non-derivative non-current financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

Other financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents, trade and other payables and other assets and liabilities) are assumed to approximate their fair values because of the short period to maturity.

Fair value hierarchy

The different levels in the fair value hierarchy are defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3: unobservable inputs for the asset or liability.

FS64

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The table below analyses fair value measurements for financial assets and liabilities by the levels in the fair value hierarchy based on the inputs to valuation techniques.

Financial assets and liabilities carried at fair value

Group	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
2013
Available-for-sale financial assets (current)	21,460	—	—	21,460
Available-for-sale financial assets (non-current)	—	2,109	3,939	6,048

	21,460	2,109	3,939	27,508

2012
Available-for-sale financial assets (current)	17,773	—	—	17,773
Available-for-sale financial assets (non-current)	—	1,565	3,082	4,647

	17,773	1,565	3,082	22,420

The fair value of certain available-for-sale financial assets (non-current) that have publicly quoted trading prices are valued using those observable prices unless adjustments are required to available observable inputs. These instruments are included in Level 1. Certain available-for-sale financial assets are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. These instruments are classified as Level 2.

Level 3 measurements:

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	Group Available-for-sale debt securities
	2013 US$’000	2012 US$’000
At 1 January	3,082	6,703
Total gains and losses for the period included in other comprehensive income	934	(1,607)
Impairment loss	—	(493)
Disposal	—	(2,727)
Currency translation difference	(77)	1,206

At 31 December	3,939	3,082

FS65

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Available-for-sale debt securities

The following table shows the valuation technique and the key unobservable inputs used in the determination of fair value of the Available-for-sale debt securities.

31 December 2013

Valuation technique	Significant unobservable inputs	Range of significant unobservable inputs

Market approach	• Price/Sales per share ratio for selective comparable companies	• 2.5 times ~ 5.9 times

	• Discount for lack of marketability	• 25%

Management considers that changing one or more of the significant unobservable inputs used to other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Fair value versus carrying amounts

				Liabilities at	Total
		Loans and	Available-	amortised	carrying
	Note	receivables	for-sale	cost	amount	Fair value
		US$’000	US$’000	US$’000	US$’000	US$’000
Group
2013
Available-for-sale equity securities	8	—	27,508	—	27,508	27,508
Trade and other receivables	11	2,238	—	—	2,238	2,238
Other assets (current)#	12	82	—	—	82	82
Cash and cash equivalents	13	58,801	—	—	58,801	58,801

		61,121	27,508	—	88,629	88,629

Other liabilities (non-current)		—	—	(11)	(11)	(11)
Trade and other payables	17	—	—	(4,175)	(4,175)	(4,175)
Loans and borrowings	18	—	—	(4,361)	(4,361)	(4,361)
Other liabilities (current)##	19	—	—	(315)	(315)	(315)

		—	—	(8,862)	(8,862)	(8,862)

2012
Available-for-sale equity securities	8	—	22,420	—	22,420	22,420
Trade and other receivables	11	2,891	—	—	2,891	2,891
Other assets (current)#	12	2,343	—	—	2,343	2,343
Cash and cash equivalents	13	62,731	—	—	62,731	62,731

		67,965	22,420	—	90,385	90,385

Other liabilities (non-current)		—	—	(12)	(12)	(12)
Trade and other payables	17	—	—	(6,739)	(6,739)	(6,739)
Loans and borrowings	18	—	—	(7,748)	(7,748)	(7,748)
Other liabilities (current)##	19	—	—	(398)	(398)	(398)

		—	—	(14,897)	(14,897)	(14,897)

FS66

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

				Liabilities at	Total
		Loans and	Available-	amortised	carrying
	Note	receivables	for-sale	cost	amount	Fair value
		US$’000	US$’000	US$’000	US$’000	US$’000
Company
2013
Trade and other receivables	11	2,671	—	—	2,671	2,671
Cash and cash equivalents	13	62	—	—	62	62

		2,733	—	—	2,733	2,733

Trade and other payables	17	—		(191)	(191)	(191)

2012
Trade and other receivables	11	3,129	—	—	3,129	3,129
Cash and cash equivalents	13	2	—	—	2	2

		3,131	—	—	3,131	3,131

Trade and other payables	17	—	—	(423)	(423)	(423)

#	Excludes prepayments
##	Excludes deferred revenue

Valuation processes applied by the Group

Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects the Group’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are based on the best information available in the circumstances, including expected cash flows and appropriately risk adjusted discount rates, available observable and unobservable inputs.

31	Segment information

Business segments

The Group has 2 reportable segments as described below. For each of the reportable segment, the Group’s chief operating decision maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Group’s reportable segments:

Asian online game and service:	The development and licensure of online games and investment in associates and available-for-sale financial assets.

Others:	The provision of cloud products and services to small-to-medium and larger enterprises

FS67

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before tax, as included in the internal management reports that are reviewed by the Group’s chief operating decision maker. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Inter-segment pricing is determined on an arm’s length basis.

		Asian online
		game and
	Others	service**	Total
	US$’000	US$’000	US$’000
2013
External revenues	926	14,106	15,032

Interest revenue	—	9	9
Interest expense	—	8	8
Depreciation and amortisation	50	2,198	2,248

Reportable segment loss before tax	(1,218)	(29,398)	(30,616)

Share of profit of associates	—	526	526
Tax expense	—	150	150
Other material non-cash items:
Impairment loss on prepaid licensing fees	—	2,752	2,752
Impairment loss on intangible assets	—	30,305	30,305
Reportable segment assets	1,261	50,829	52,090
Investment in associates	—	5,822	5,822
Capital expenditure	257	1,657	1,914
Reportable segment liabilities	1,354	12,539	13,893

2012
External revenues	—	27,470	27,470

Interest revenue	1	9	10
Interest expense	10	44	54
Depreciation and amortisation	—	3,240	3,240

Reportable segment profit/(loss) before tax	2,423	(9,271)	(6,848)

Share of profit of associates	—	234	234
Tax expense	37	710	747
Other material non-cash items:
Impairment loss on prepaid licensing fees	—	702	702
Impairment loss on intangible assets	—	12,504	12,504
Impairment loss on available-for-sale financial assets (non-current)	—	1,193	1,193
Reportable segment assets	3,685	78,893	82,578
Investment in associates	—	5,223	5,223
Capital expenditure	—	1,993	1,993
Reportable segment liabilities	4,569	7,406	11,975

#	With the disposal of subsidiaries and investments, the entire segment of Gaming software and service was discontinued.
**	The discontinued operation JIDI was taken out of the Asian online game and service segment.

FS68

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items:

	2013	2012
	US$‘000	US$‘000
Interest revenue
Total segments	9	10
Adjustment *	229	273

Total for continuing operations	238	283

Interest expense
Total segments	8	54
Adjustment *	41	193

Total for continuing operations	49	247

Profit or loss
Total segments	(30,616)	(6,848)
Add: Loss in other business	(4,370)	(8,282)
Less: Discontinued operations	—	(2,423)

Consolidated profit before tax	(34,986)	(17,553)

	2013	2012
	US$‘000	US$‘000
Tax expense
Total segments	150	747
Adjustment *	(89)	(76)

Total for continuing operations	61	671

Assets
Total asset for reportable segments	52,090	82,578
Unallocated corporate assets
- Cash and cash equivalents	47,326	52,205
- Property, plant and equipment	1,436	1,567
- Prepaid licensing fee	—	3,040
- Deferred tax assets	—	388
- Others	2,711	1,377

Consolidated total assets	103,563	141,155

Liabilities
Total liabilities for reportable segments	13,893	11,975
Loans and borrowings	—	7,748
Unallocated corporate liabilities
- Accrued expense	1,147	2,369
- Others	36	409

Consolidated total liabilities	15,076	22,501

*	Adjustment items relate to other business operations such as investment holding which is included as corporate and certain back-office costs and expenses not attributable to any specific segment.

FS69

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in 2013 and 2013.

Geographic Information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of revenue sources. Segment assets are based on the geographical location of the assets.

Revenue

	2013	2012
	US$’000	US$’000
Taiwan	11,793	18,744
Hong Kong	3,239	4,703
Singapore	—	2,004
Malaysia	—	1,550
Thailand	—	204
Others	—	265

Consolidated revenue	15,032	27,470

Non-current assets#
Taiwan	8,136	41,235
Hong Kong	226	461
Korea	5,822	5,223
Others	—	3,044

Total	14,184	49,963

#	Non-current assets presented consist of property, plant and equipment, intangible assets, associates and other assets relating mainly to prepaid licensing and royalty fees.

32	Acquisition

On 18 October 2013, the Group obtained control of FingerRockz Co., Ltd. (“FingerRockz”), by acquiring in cash 405,000 common shares of the Company, which represents 51.6% of voting interests. FingerRockz is a mobile game developer and publisher based in Taiwan, and the Group acquired it so as to enhance the research and development capacity of mobile games. This primary factor among others, contributed to a purchase price in excess of the fair value of the net identifiable assets acquired and liabilities assumed, and intangible assets.

FS70

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

The following summarises the major class of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Identifiable assets acquired and liabilities assumed

	Note	US$’000
Trade receivables and other receivables		2
Cash and cash equivalents		583
Intangible assets		67
Trade and other payables		(160)

		492
Goodwill	5	496

		988

Net cash inflow from acquisition of subsidiary
Consideration paid in cash		(510)
Cash and cash equivalents		583

		73

The trade receivables comprise gross contractual amounts due of US$2,000 and were expected to be collectible at the acquisition date.

From the date of acquisition to 31 December 2013, FingerRockz contributed revenue of US$308 and loss for the period of US$300,000 to the Group’s results. If the acquisition had occurred on 1 January 2013, the Group’s revenue for the period ended 31 December 2013 would have increased by US$17,000 and loss for the period would have increased by US$64,000.

Goodwill

Goodwill was recognised as a result of the acquisition as follows:

US$’000
Total cash consideration transferred	510
Non-controlling interests, based on their proportionate interest in the recognised amounts of the asset and liabilities of the acquiree	478
Fair value of identifiable net assets	(492)

Goodwill	496

In the acquisition, the most appealing asset to the Group was FingerRockz’s creative team. However, the assembled workforce was not an identifiable asset to be recognised separately from goodwill so that the value attributed to it was subsumed into goodwill. The goodwill related to this acquisition is not expected to be deductible for tax purpose.

FS71

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2013

33	Comparative information

Comparative figures of the financial statements were audited by another firm of certified public accountants.

Certain comparatives in the financial statements have been changed from prior year due to change in accounting policy as described in Note 2.5. The effects of the change are stated at Note 2.5.

34	Subsequent event

On 10 April 2014 (with supplemental modification on 15 April 2014), the Group entered into a short-term loan agreement on an arms-length basis with Wen He Investment Ltd. (“Wen He”) to finance its shares purchase of a game company in Taiwan. The amount of the loan is approximately US$18,800,000 and will be maturing on 10 May 2014. The loan carries an interest rate of 5% per annum. In accordance with the terms of the loan, all the shares purchased by Wen He has to be pledged to the Group as collateral and the major shareholder of the Taiwan Company has to provide a personal guarantee for the loan.

FS72